TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 ______________________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

January 22, 2025

Via EDGAR and E-Mail

David Orlic,
     Division of Investment Management,
         Securities and Exchange Commission,
              100 F Street, N.E.,
                    Washington, D.C. 20549.

Re:	The Swiss Helvetia Fund, Inc.
Schedule 14A – Preliminary Proxy Statement
Filed January 10, 2025
File No. 811-05128

Dear Mr. Orlic:

On behalf of The Swiss Helvetia Fund, Inc. (the “Fund”), this letter provides the Fund’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission as conveyed to the undersigned on January 16, 2025, with respect to the Schedule 14A filed by the Fund on January 10, 2025 (File No. 811-05128) (the “Preliminary Proxy Statement”).

All responses are keyed to the individual Comments and are designated with “Fund Response” below the applicable comment number.  For your convenience, each of the Comments is restated in bold italics prior to the Fund’s response.

Capitalized terms used below but not defined herein have the meaning set forth in the Preliminary Proxy Statement.

1. Please provide the beneficial ownership table required by Item 6(d) of Schedule 14(a).

Fund Response:  In response to the Staff’s comment, the Fund will include the required table in the Fund’s definitive proxy statement (the “Definitive Proxy Statement”), which the Fund expects to file on or about January 24, 2025.

David Orlic	-2-

2. In the “Introduction” to the Preliminary Proxy Statement, under “Voting Information”, the third paragraph discusses broker non-votes.  Please revise the paragraph to state that if a beneficial owner does not give instructions to his broker as to how to vote his or her shares, those shares will not be present at the meeting for quorum or other purposes.

Fund Response:  In response to the Staff’s comment, the Fund will revise the relevant paragraph to include the requested disclosure in the Definitive Proxy Statement.

3. On page 5 of the Preliminary Proxy Statement, last paragraph on the page, please make bold the terms “total assets” and “net assets”.  In addition, please disclose that total assets may be higher than net assets.  Also on page 5, please disclose that as a result of the implementation of the proposals, other expenses of the Fund may increase, such as acquired fund fees and expenses to the extent the Fund invests in closed-end funds.

Fund Response:  In response to the Staff’s comment, the Fund will make the requested changes in the Definitive Proxy Statement.  The Fund notes for the information of the Staff the disclosure in the second paragraph on page 21 of the Preliminary Proxy Statement under “Risks Associated with Proposed Investments” that states the Fund’s stockholders will indirectly bear the expenses of any closed-end funds in which the Fund invests.

4. On page 5 of the Preliminary Proxy Statement, the last sentence on the page should be removed due to Rule 14e-8 as it prohibits publicly announcing plans to make a tender offer that has not yet been commenced if one of Rule 14e-8’s conditions is met.

Fund Response:  The Fund has considered the Staff’s comment and respectfully declines to remove the sentence.  Based on the trading history of the Fund, the Fund has a reasonable belief that, subsequent to the capital gains distribution described in the second to last sentence on page 5 of the Preliminary Proxy Statement, its shares may trade at a discount to NAV per share in excess of 10% for 10 consecutive trading days in 2025.  If this condition is satisfied, the Fund has every intention to commence the offer within a reasonable time and complete the offer.  The Fund believes there is nothing fraudulent, deceptive or manipulative with making an announcement of an intention to conduct a tender offer if specified conditions are met.  Moreover, the Fund has a reasonable belief that it will have the means to purchase the shares of the Fund’s common stock to complete the offer.  Finally, the Fund confirms that it does not intend, directly or indirectly, for the announcement of this tender offer to manipulate the market price of the Fund’s common stock.  Accordingly, the Fund believes that its announcement of the tender offer does not meet any of the conditions of Rule 14e-8.  The Fund also notes that it is customary for registered closed-end funds to announce conditional tender offers, such as the one disclosed by the Fund in its Preliminary Proxy Statement.  See, for example, (i) the conditional tender offer announced by Eaton Vance Municipal Bond Fund on May 6, 2024, (ii) the adoption of a discount management program by certain BlackRock closed-end funds on May 3, 2024, pursuant to which each such BlackRock fund intends to commence a tender offer for its common shares if certain conditions are met during specified time periods, and (iii) the Schedule TO filed by Virtus Total Return Fund Inc. with the Commission on March 11, 2024.

David Orlic	-3-

5. On or about page 9 of the Preliminary Proxy Statement, in the second paragraph, please include the tabular disclosure required by Item 22(a)(3)(iv) of Schedule 14A.

Fund Response:  The Fund acknowledges the Staff’s comment and will include the required tabular disclosure in the Definitive Proxy Statement.

6. On page 12 of the Preliminary Proxy Statement, the Fund includes a comparison of the Fund’s performance with that of Special Opportunities Fund, Inc.  Please also include in the same table the performance of PCF or explain supplementally why it is not being included in the table.

Fund Response:  The Fund has considered the Staff’s comment and determined, following discussions with Bulldog, that inclusion of PCF’s past performance data in the comparison table would not be appropriate because Bulldog did not become the investment adviser to PCF until November 8, 2024, and PCF’s investment objective is sufficiently differentiated from the investment objective pursued by Bulldog for Special Opportunities Fund, Inc. and the proposed investment objective for the Fund as to warrant its exclusion.  The Fund notes that prior to November 8, 2024, PCF’s investment objective was high current income as a primary objective and capital appreciation as a secondary objective.  On November 8, 2024, that objective changed to high current income.

7. On page 13 of the Preliminary Proxy Statement, second paragraph, second sentence, please add a disclosure in this area to the effect that a fee based on total assets can result in a higher fee than a fee based on net assets.

Fund Response:  In response to the Staff’s comment, the Fund will include disclosure in the Definitive Proxy Statement to the effect that an advisory fee based on total assets may be higher than a fee based on net assets if the Fund has any liabilities.

8. On page 16 of the Preliminary Proxy Statement, the fifth paragraph discusses the change in the Fund’s investment objective and notes the proposal to change the Fund’s name.  Please explain the Fund’s position with respect to compliance with Rule 35d-1.

Fund Response:  The Fund notes for the information of the Staff that the Fund’s existing investment objective of requiring that the Fund invest in equity and equity linked securities of Swiss companies is fundamental.  The Fund has interpreted this, as set forth on page 38 of the Fund’s 2023 annual report to stockholders, to require the Fund to normally invest at least 80% of its net assets, plus borrowings for investment purposes, in Swiss equity and equity linked securities.  Because the proposed change to eliminate the requirement to invest at least 80% of the Fund’s net assets in Swiss equity and equity linked securities will only be made with stockholder approval, the Fund believes a change to its name following stockholder approval of a change in the Fund’s investment objective meets the requirements of Rule 35d-1.

David Orlic	-4-

9.              Page 18 of the Preliminary Proxy Statement has blanks for the percentage of illiquid securities representing the Fund’s total assets as of December 31, 2024.  Please advise the Staff of this percentage in your response letter prior to filing your Definitive Proxy Statement.

Fund Response:  In response to the Staff’s comment, the Fund hereby informs the Staff that the percentage of the Fund’s total assets as of December 31, 2024 that represents illiquid assets is 1.57%.

10.            Page 18 of the Preliminary Proxy Statement, second paragraph, states that if Bulldog does not become the investment adviser but Proposal 2 or Proposal 3 is approved, the Fund’s Board, including the Non-Interested Directors, would consider what actions to take.  Elsewhere the Fund discloses that Proposal 2 and 3.a are contingent on approval of each other.  Please confirm this disclosure is appropriate or revise.

Fund Response:  The Fund has considered the disclosure and believes it is correct.

11. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies.  Please add disclosures to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Fund Response:  In response to the Staff’s comment, the Fund will add disclosure under Proposal 3 in its Definitive Proxy Statement to the effect that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

David Orlic	-5-

* * * * * *

If you have any questions, please feel free to contact William Farrar at (212) 558-4940.

Very truly yours,

/s/ William G. Farrar

William G. Farrar

cc:          Andrew Dakos
Thomas Antonucci
(The Swiss Helvetia Fund, Inc.)